	**Charles Arzubiaga・Vice President,・Controller** Charles Arzubiaga is a seasoned accounting and finance executive with over 35 years of experience supporting both private and public companies across manufacturing, distribution, and operating environments. Throughout his career, he has held senior leadership roles with responsibility for financial reporting, accounting operations, internal controls, and crossfunctional collaboration. Charles is known for his practical, detailoriented approach and his ability to partner with operational leaders to support disciplined growth and sound financial decisionmaking. He has served as a department head and as a leader of interdepartmental teams, contributing to improved financial processes, organizational effectiveness, and operational accountability. Charles earned a degree in Business Economics with an emphasis in Accounting from the University of California, Santa Barbara. Outside of his professional work, Charles enjoys traveling, live theater, and spending time with his wife, Michelle, and their son, Michael. Financial Controller at Saleen since 2023.